Filed by IBERIABANK Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gibraltar Private Bank & Trust Company

SEC File No.: 001-37532

Date: October 23, 2017

Explanatory Note: The following is a transcript of an investor call that took place on October 20, 2017. This transcript was prepared by a third party, has not been independently verified by IBERIABANK Corporation and may contain errors.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving IBERIABANK Corporation (“IBKC”), IBERIABANK and Gibraltar Private Bank & Trust Company (“Gibraltar”). In connection with the proposed merger, IBKC intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement of Gibraltar and a prospectus of IBKC. IBKC also plans to file other documents regarding the proposed merger transaction with the SEC. A definitive proxy statement/prospectus will also be sent to Gibraltar’s shareholders seeking any required shareholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and securityholders of Gibraltar are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. These documents, as well as other filings containing information about IBKC and Gibraltar, will be available without charge at the SEC’s website at http://www.sec.gov. Alternatively, these documents, when available, can be obtained without charge from IBKC’s website at http://www.iberiabank.com.

IBKC and Gibraltar, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Gibraltar in respect of the proposed merger transaction. Information regarding the directors and executive officers of IBKC is contained in IBKC’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, as filed with the SEC on April 7, 2017. Information regarding the directors and executive officers of Gibraltar who may be deemed participants in the solicitation of the shareholders of Gibraltar in connection with the proposed transaction will be included in the proxy statement/prospectus for Gibraltar’s special meeting of shareholders, which will be filed by IBKC with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

To the extent that statements in this communication relate to future plans, projections, objectives, financial results or performance of IBKC, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which are based on management’s current information, estimates and assumptions and the current economic environment, are generally identified by the use of the words “plan”, “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project” or similar expressions. In addition, such forward-looking statements include statements about the projected impact and benefits of the transaction involving IBKC and Gibraltar, including future financial and operating results, IBKC’s plans, objectives, expectations and intentions, and other statements that are not historical facts, along with certain financial metrics and assumptions about future performance, including GAAP EPS accretion, tangible book value per share earn-back period and dilution, internal rate of return, synergy assumptions, estimated future pre-tax expenses, sizing of equity issuances, purchase accounting, tax rate, intangibles, pro forma capital ratios and pro forma balance sheet and income statement. IBKC’s actual strategies, results and financial condition in future periods may differ materially from those currently expected due to various risks and uncertainties. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. Consequently, no forward-looking statement can be guaranteed. Except to the extent required by applicable law or regulation, IBKC undertakes no obligation to revise or update publicly any forward-looking statement for any reason.

In addition to the factors previously disclosed in IBKC’s filings with the SEC, the following factors, among others, could cause actual results to differ materially from forward looking statements or historical performance: the possibility that regulatory and other approvals and conditions to the transaction are not received or satisfied on a timely basis or at all; the possibility that modifications to the terms of the transaction may be required in order to obtain or satisfy such approvals or conditions; changes in the anticipated timing for closing the transaction; difficulties and delays in integrating IBKC’s and Gibraltar’s businesses or fully realizing projected cost savings and other projected benefits of the transaction; business disruption during the pendency of or following the transaction; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; diversion of management time on transaction-related issues; reputational risks and the reaction of customers and counterparties to the transaction; and changes in asset quality and credit risk as a result of the transaction.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

IBERIABANK Corporation (IBKC)

Friday, Oct 20, 2017

9:30 AM Eastern Time

Officers

Jeff Parker, Vice Chairman, Director of Capital Markets, Investor Relations

Daryl Byrd, President & CEO

Fernando Perez-Hickman, Director of Corporate Strategy

Anthony Restel, CFO

Michael Brown, COO

Analysts

Ebrahim Poonawala, Bank of America Merrill Lynch

Catherine Mealor, KBW

Michael Rose, Raymond James

Casey Haire, Jefferies

Emlen Harmon, JMP Securities

Jennifer Demba, SunTrust

Matt Olney, Stephens

Christopher Marinac, FIG Partners

Presentation

Operator: Good morning, ladies and gentlemen, and welcome to the IBERIABANK Corporation third quarter 2017 financial results conference call. All participants will be in listen-only mode. (Operator Instructions). After today’s presentation, there will be an opportunity to ask questions. (Operator Instructions). Please note this event is being recorded.

At this time, I would like to turn the conference over to Mr. Jeff Parker, Vice Chairman, Director of Capital Markets and Investor Relations. Please go ahead, sir.

Jeff Parker: Good morning, and thank you for joining us this morning for this conference call. On our call this morning are Daryl Byrd, our President and CEO; Anthony Restel, our Chief Financial Officer; Michael Brown, our Chief Operating Officer; Fernando Perez-Hickman, our Director of Corporate Strategy; and Terry Akins, our Chief Risk Officer. Our executive team members are also available for the Q&A session of this call.

If you have not already obtained a copy of the press release and supplemental PowerPoint presentation, you may access these documents from our website at www.iberiabank.com under Investor Relations.

Additionally, a replay of this call will be available until midnight October 27. Information regarding this replay is provided in the press release, and our discussions this morning will deal with both historical and forward-looking information. Our Safe Harbor disclaimer is provided in the press release and in the supplemental presentation.

Our format this morning will be slightly changed from the past. Daryl Byrd will make summary comments on our earnings report and our acquisition, followed by Fernando Perez-Hickman with additional commentary on Gibraltar Private Bank & Trust, after which we will move directly into Q&A.

At this point, I’ll turn it over to Daryl for his comments. Daryl?

Daryl Byrd: Thanks, Jeff, and good morning, everyone. Last night we issued two press releases outlining our third quarter 2017 results where we reported GAAP EPS equal to $0.49 per share and non-GAAP core EPS equal to $1 per share.

We also disclosed that we entered into a definitive agreement to acquire Gibraltar Private Bank & Trust, a $1.6 billion asset bank based in Miami, Florida.

Now, let me start with our earnings. This quarter had significant non-core items impacting our GAAP results that were largely attributable to the Sabadell acquisition in July, hurricane-related provisions and abnormally high net charge-offs.

Over this past weekend, our team successfully converted Sabadell’s branch and operating systems, fully integrating them to those of IBERIABANK. We opened the doors on this past Monday with the IBERIABANK brand and welcomed clients and associates to our team.

We continue to be excited about the opportunity we see in the Miami market and feel even better about the combination today.

We pre-released certain items earlier this month that impacted our results, all of which add up to approximately $0.72 per share of EPS. That includes the $0.51 per share for non-core items plus the energy losses of $0.11 and another $0.10 of provision expense tied to Hurricanes Harvey and Irma, which we considered core for GAAP reporting purposes.

Our up-front costs associated with the acquisition, conversion activities and branch closure expenses in the quarter were $33 million, all of which were in line with our expectations.

We expect another $13 million to $16 million of acquisition-related and branch consolidation expense to roll through by the end of the fourth quarter.

I’m pleased to report that we have found very few surprises along the way, and expect these one-time costs to be in line with, if not better, than our expectations that we modeled in February.

We reported roughly $9 million in additional loan loss provision to deal with certain energy credits that we’ve been working through for several quarters. These charges are hard to time, but if you recall, we outlined a $10 million to $15 million potential provision for remaining energy charges on our last earnings conference call.

Results on this topic came in below that range and we now believe there are no significant additional losses expected to come from the current energy portfolio.

Total net charge-offs for the quarter were $29 million, an increase of $18 million that was primarily related to two credits, one of which was energy-related. As a result, energy non-accruals decreased 34% over the quarter and classified energy loans decreased 22%.

As a result of declines in energy non-accruals in the quarter, we are well on our way to achieving the $100 million reduction in energy nonperforming assets for 2017 as projected.

We had two significant storms impact our franchise this quarter, Hurricane Harvey in late August in Houston, and Irma in early September in Florida. Both wreaked havoc on our markets. Our physical properties were minimally impacted by the storms and we incurred very little incremental expense. Our assessment of in-market credits has shown favorable results, with the majority of our loans having minimal or no property damage.

However, we’ve identified some loans in Houston and the markets in Florida where there are some moderate to high risk of damage from the storms. As a result, we recorded a provision of approximately $8.5 million, roughly 1 basis point of outstanding loan balances in those communities.

We continue to analyze the impact in our markets, reaching out to clients and assessing collateral on credits that may have been impacted as a result of these storms.

As we’ve mentioned in the past, dealing with storms is unfortunately not new to IBERIABANK. We expect to see some initial decline in activity as a result of the storms, but our experience also indicates that longer term activity may increase as a result of the rebuilding efforts.

We announced that we’ve reached agreement with the Department of Justice on the HUD matter we discussed in the early releases. The negotiated settlement totaled approximately $12 million, requiring an additional provision of approximately $6 million this quarter. While the settlement is still subject to final approval in Washington D.C., we hope that this matter is fully resolved by the end of October.

For the quarter, annualized legacy loan growth was 10% on a period-end basis with our strongest growth coming in our Atlanta, Tampa, Baton Rouge and Palm Beach markets.

Our reported and cash net interest margins were 3.64% and 3.29% respectively. These are in line with expectations that we outlined last quarter and reflect the impact by loans and deposits acquired at Sabadell.

Non-interest income decreased $3 million in the quarter as a result of the decline in mortgage income. I will remind everyone that at this time of the year, we enter the traditional seasonal dip in the mortgage origination market.

Our core tangible efficiency for the quarter was 58.2%, up slightly from our 57.6% result in June. Note that we’ve not seen many of the efficiencies we expect from the Sabadell United Bank merger, given that the conversions had not occurred until this past weekend.

Outside of the Sabadell transaction, we realized there are significant opportunities to improve our efficiencies. Today, we’re announcing our intention to execute a new $10 million expense initiative. We plan to achieve this result by the end of the first quarter of 2018.

Finally on September 19, 2017, the Company increased the cash dividend on common stock by $0.01 to $0.37 per share per quarter or $1.48 annually. This equates to an almost 3% increase in dividends per share.

Before I turn it over to Fernando to provide you with some information about the Gibraltar Private transaction we announced yesterday, I want to take a minute to remind you of my comments at our recent Analyst Investor Day in New York.

While we discussed many things, including de-emphasizing new market acquisitions, I communicated that if we had the opportunity to find a strategic partner with an end-market opportunity to leverage our existing operating franchise at a reasonable market price, good EPS accretion, a quick payback and low-risk execution, we wouldn’t shy away from that type of a good deal, all of which we found in Gibraltar.

I’m also excited to enter the New York market through this acquisition. As I’ve said many times, we lead with the right people and I’m confident we will have the right team in New York.

I’ll let Fernando go over the specifics of this transaction. I think you’ll all agree that the Gibraltar transaction is a good fit. Fernando?

Fernando Perez-Hickman: Thank you, Daryl, and good morning, everyone. Yesterday we entered into an agreement with Gibraltar Private Bank & Trust to acquire 100% of the business in a stock-for-stock exchange, and an (inaudible) exchange ratio equal to 1.9749 IBERIABANK shares for each Gibraltar share worth approximately $223 million.

Gibraltar Private Bank & Trust is a $1.6 billion asset franchise based in South Florida, specifically Miami, and also has a presence in New York. The Miami market is rapidly consolidating with few large bank players concentrating most of the current banking business.

Following the successful integration and conversion of Sabadell United Bank into IBERIABANK last weekend, this transaction offers a great opportunity to continue to strengthen our position and our presence in the State of Florida, moving IBERIABANK to $9.7 billion in deposits in the State of Florida and becoming the 11th largest player in the Miami MSA in terms of deposits.

Gibraltar’s focus on wealth management and residential lending is also very well aligned with IBERIABANK’s focus in Southeast Florida.

In [terms of] opportunities in Miami, the transaction will also open up IBERIABANK to the New York market for the first time. The New York market is an attractive one for IBERIABANK and its clients due to connections with the Miami market. Our New York presence will allow us to be closer to our clients, as well as offering selective growth opportunities.

Given the geographic and the state overlap between Gibraltar and IBERIABANK, this transaction offers IBERIABANK the opportunity to leverage its existing operations in the Southeast Florida market. We will be consolidating 6 of the 8 branch locations and realizing significant additional cost savings.

The estimated pretax expense synergies over the first 12 months after closing will [repay] $1 million, over 60% of Gibraltar’s current run rate expenses phased in over a 6-month period.

Beside the (inaudible) explained above, it is these synergies and cost savings that made this acquisition such a financially attractive transaction for IBERIABANK with a positive impact in all key indicators. Actually, the net present value of the cost savings is greater than the total consideration for the transaction.

The stock-for-stock transaction equates to a value of $223 million for total equity, representing a price to tangible book value of 1.56, significantly below other recent transactions in the region.

The transaction will be 2% accretive to our EPS in the first of the year, 2019, and 3% accretive the following year. There will be a minimal dilution to tangible book value per share and their impact will be less than 2 years. Additionally, our IRR will be greater than 20%, well above our cost of capital.

In addition to being a financially attractive transaction, this transaction is relatively low risk. IBERIABANK management knows Gibraltar very well, following conversations that began in 2012. And our existing presence in the Miami area gives us extensive [lock-on] knowledge across all aspects of the business.

Over 100 senior associates were involved in the due diligence process, reviewing over 1,500 documents in the process and we’re comfortable with the findings. Previous compliance issues have been fully resolved. Credit and assert quality is excellent and the system conversions should be relatively straightforward. As always, we will be working closely with the regulators and expect to close in the first quarter of 2018.

So as Daryl mentioned, this is a financially attractive [in]-market deal with great synergies and a low execution risk.

I’d like to thank the team that has worked on getting us to this stage and extend the warmest of welcomes to the Gibraltar team. We look forward to doing great things together. Daryl?

Daryl Byrd: Fernando, thanks. At this point, we’ll open the call for questions on either our earnings release or the announced merger. Denise?

Questions and Answers

Operator: Thank you, sir. We will now begin the question-and-answer session. (Operator Instructions). Ebrahim Poonawala of Bank of America Merrill Lynch.

Ebrahim Poonawala: So I was wondering if you could just touch upon expenses, (inaudible) of moving pieces, and then in terms of the Sabadell closing expense savings. I believe, Daryl, you mentioned you’re going to get about $13 million in savings in the fourth quarter tied to Sabadell, but — and I realize you’re going to give 2018 outlook in December.

But we’d appreciate if you can talk about in terms of when we look at the $168 million to $174 million expense guide, how much more of Sabadell savings should come out of that as we think about first quarter of next year into 2018?

Daryl Byrd: Ebrahim, I’d let Anthony cover that.

Anthony Restel: Yes, so let me just do a walk-forward of the core expenses and I’m going to be a little broader, Ebrahim, in terms of my comments, just kind of reflective of some of I guess the pre-release stuff that’s been out there.

So if you look at the quarter, we saw an increase in our core expenses of $163.7 million — I mean we went up to $163.7 million, which was an increase of $22.3 million in total. And you can see the breakdown of that waterfall buildup on Slide 12 of the supplemental.

Of that $22 million increase, you’ve got about $15.5 million of it’s related to Sabadell, so think about that as a 2-month number and so about $7.7 million on a run rate basis at least during the quarter.

In addition to that, the one other large item which you’ll notice is the provision for unfunded commitments went up $4.1 million. As we grossed up the qualitative factors to drive that 1 basis point increase from the hurricane side, that’s what drove the vast majority of that increase from an unfunded commitment perspective.

So if you look at those two items in total, the Sabadell stuff at about $15.5 million and the bulk of that $4 million being really related to grossing up the unfunded commitments using qualitative factors, it basically leaves you with growth in the core expenses of a little bit less than $3 million.

As I think forward in terms of what happens next quarter, obviously, I do expect to get about another $7 million, $7.5 million, of that extra month carry of Sabadell and that’s really what drives the number up. As we think about moving into next year, certainly there are some expenses that will come out of that. We estimate at least that there’s about $1.5 million worth of bubble expense, and I call bubble expense the number that we’re kind of carrying that we can have good line of sight and we know when it’s going to go away.

I do want to step back though and talk about overall relative to modeling and what we told people and where we are. When we announced the deal on February 28, and the slide deck that was provided with that also [happenstance] on Slide 12, we talked about $21 million worth of expense saves relative to the Sabadell United transaction. And when we were asked about what was a good base for that, we talked about the year-end call report data.

So if we work backwards from that, Ebrahim, we start with $103.4 million of non-interest expense. If you exclude their CDI, which is about $4 million, we come down to about $99 million. Subtracting out the $21 million of anticipated cost savings that we got to, that brings the expense base for Sabadell down to $78 million, a little bit over $78 million.

So if you think about that run rate, which is about $19.5 million dollars, and that’s pre what we had on CDI, our growth, when we talk about a $7.7 million increase on the Sabadell side on a monthly basis, is really not that far off, and quite honestly, leads me to believe that we actually, on an overall expense base, will come in a little bit better on the Sabadell transaction.

So again, the growth you’re seeing in the projected forecast is me just rolling in an incremental expense month for Sabadell at about $7.7 million. There’s clear line of sight to about $1.5 million of bubble expense really related to people that are yet to leave from the conversion perspective. And from there, we’ll be largely kind of in line with I think where we’re going to be.

Ebrahim Poonawala: That was helpful. So Sabadell is going to be at, let’s call it, $23 million run rate next quarter?

Anthony Restel: Yep.

Ebrahim Poonawala: That should reset to $19 million once you get the full cost savings, correct? And that includes the amortization expense?

Anthony Restel: No, you have to add the $4.5 million of amortization on top of that.

Ebrahim Poonawala: Okay. So $19 million and $4.5 million, understood. And the unfunded provision, so clearly, it was hurricane-related, so that $4.1 million should go back —

Anthony Restel: Yes.

Ebrahim Poonawala: — to whatever the normalized level was in 2Q also, huh?

Anthony Restel: Yes, so we’ve historically been running bouncing between a slight negative to a slight positive in the tune of a couple hundred thousand. I would expect to see that kind of return that back to that level in the fourth quarter.

Ebrahim Poonawala: That’s helpful.

Daryl Byrd: And Ebrahim, that’s always bouncing around. Hopefully, the chart we provided is helpful.

Ebrahim Poonawala: No, it is extremely helpful and Anthony — the color Anthony provided was very helpful too. And just a last question on expenses — the $10 million in savings, I’m assuming it’s an annual number. Are we consolidating branches in the legacy market or where are we getting those savings from?

Anthony Restel: Yes, so it’s a combination of a few things. So certainly we are, as we always do, looking at the opportunity to close some branches. If you look at where we are, we actually have closed — and some of this $10 million is already in the works, so I wouldn’t let Daryl go out too preemptive without us doing some work on this — but we closed 12 branches in the month of October. Just for reference, we had 6 or 7 in the Sabadell model, so you had some incremental closings beyond that.

And then certainly, there are opportunities for efficiency as we look at the combined organizations that we’ll go out and get that we didn’t necessarily have modeled in the deals.

Ebrahim Poonawala: Understood. And on a separate topic, just looking at mortgage banking, we are about — running at a $60 million annualized run rate. I realize the market [is] slow, but I believe in the past, you’ve stressed on the infrastructure that you built on mortgage. And I’m just wondering, as we think about next year, is $60 million the right way to think about that business, or is the $70 million to $80 million kind of revenue business?

Daryl Byrd: Ebrahim, I’m going to let Anthony hit some of this, but I’m going to start by saying, obviously, you get some seasonal decline; and you also, with interest rates, can get some cyclical decline. I think we’re seeing a little bit of both overlays in this. But also, you had the hurricanes and so that had some impact relative to our franchise in Texas and Florida, so you’ve got — and that’s a little bit of certainly an abnormal impact.

Anthony, from the loan [going]?

Anthony Restel: Yes, you know what I will tell you, Ebrahim, I’ve been surprised this year at how soft things have gotten for us on the mortgage side. If you remember the last call, I had some expectation that we would see a little bit more strength towards the end of the year and certainly, that hasn’t happened.

So at this point, I’d tell you that I’d be hard-pressed; I don’t want to make the — I don’t want to be too optimistic in terms of where things can go. I would really expect our mortgage business probably next year to look a lot like the mortgage business this year, which was kind of obviously way off the highs as you can see on Slide 11 in the supplemental. But I wouldn’t be — until we see something that clearly looks different, I would expect to see kind of the same patterns we saw this year.

Ebrahim Poonawala: Understood. And one last question on the deal — just getting into New York, does that sort of refocus you in terms of looking at New York as a growth market and expanding there; or is it going sort of be limited to what Gibraltar has historically done and just servicing clients in Miami and New York?

Daryl Byrd: Ebrahim, I think New York will be a growth market for us; it’s an interesting market. It has a lot of connectivity to South Florida. Most people recognize that. We think we’ve got a really good team there, a combination of private bankers and residential mortgage people. I think they do a good job and we’re excited about that, but we’ll also add some commercial lenders to the group.

And I think we have sort of some unique knowledge of New York. I’ve had children who’ve gone to school up there. I’ve spent a lot of time in the New York area over the last 15 years, and I have a lot of friends up there. So I think it’s an intriguing market for us and certainly an opportunity.

Ebrahim Poonawala: Understood. Thanks for taking my questions.

Operator: Catherine Mealor of KBW.

Catherine Mealor: A question also on your guidance but on the margin. Anthony, can you help us think about in your margin guidance for the fourth quarter, what assumption you’re making for the level of excess liquidity. It looks like you had a lot of excess liquidity weighing on the margin this quarter, but that some of that came off, it looks like, by quarter-end.

Anthony Restel: Yes, so that margin guidance, Catherine, is really assuming that the liquidity levels during the quarter are roughly slightly flat to lower. So again, we’re not assuming our — the excess liquidity totally goes away, but we’re assuming it comes down slightly. But if I had to model it, I’d say for your purposes, you probably can assume it’s flat.

Catherine Mealor: Okay. All right. On an average or in the period? There’s like a few hundred million dollar swing there.

Anthony Restel: I’d use probably the end of period.

Catherine Mealor: Okay. All right, cool. And then can you just help us think big-picture about the fees? We went into the year and you all believed that you’d be able to keep fees relatively stable year-over-year, and then we have kind of walked guidance down in fees each quarter this year.

So can you help us think — and maybe mortgage is really the culprit — but can you help us think what changed as we moved throughout the year to what hasn’t come in from your original expectations? And is there anything in there that feels special to this year where there could be upside as we move into 2018 that could help the fee outlook look better next year versus this year?

Anthony Restel: Yes, so if you go back, Catherine, obviously, outside of mortgage, which we’ve touched on, the other areas of softness relative to last year that we really didn’t anticipate this year was on commission income related to swaps. And what I’ll tell you there is if you go back to 2015, when we had the first rate increase, right, we saw a high level of activity as a lot of customers chose to go ahead and take that insurance against rising rates.

As we move forward, we saw good activity kind of coming through 2016, swap-wise, it was a record year for us. And with the expectation that rising rates would continue, we expect — assume that if we were producing at roughly the same level, we’d see the same level of interest from a swap perspective.

What I can tell you is swap income, the activity levels from a swap perspective are good, meaning that the number of swaps are fairly consistent with what we saw last year on a year-to-date basis, but the actual size of the swaps are materially lower. And so we’re still seeing activity from a swap perspective, but given the notional amount is much smaller, the (inaudible) incremental income to us is obviously smaller.

And so as we came through this year, we thought that with the soft loan growth in the beginning of the year, we’d see loans pick up and therefore, we expected we might see some increase in swap activity. And that just doesn’t look like it’s happening.

Relative to expectations going forward on that, I certainly hope that that will continue, that the swap activity will be hopefully a little bit better, especially if we continue to see some rate movement this year. We continue to see great momentum on our treasury management platform in terms of adding new clients and moving that income higher quarter-over-quarter, which is very positive.

Daryl Byrd: Which you’d describe as kind of an annuity business. And the other interest that we have, Catherine, is from a wealth management perspective, the Gibraltar acquisition increases our assets under management by about 30%. That’ll be a focus area in 2018 is to increase our revenues from a wealth management perspective.

Catherine Mealor: Okay. And Anthony, can you give us a dollar amount on the swap income?

Anthony Restel: I can get that for you, give me second. I have my accounting people at the end of the table. They’re going to go fast and furious to get that, so we’ll give you a year-to-date this year versus year-to-date last year.

Catherine Mealor: Yes. That would be great. Okay. That’s great. Thank you.

Anthony Restel: So Catherine, I’ll come back on maybe after the next caller and give that number so —

Catherine Mealor: Okay. That’s helpful. Thanks for the color. I appreciate it.

Operator: Michael Rose of Raymond James.

Michael Rose: I just wanted to hit on M&A. I think the timing of the deal might’ve surprised some investors. Clearly, a lot of integration to take on with both these acquisitions. Daryl, how should we think about M&A, potential future M&A from here? Are you guys are going to plan to take a pause, or you’ve always been, continue to be opportunistic?

Daryl Byrd: Yes, Michael, I’d have to go back to my comments, in my comments, as I started this, and at the Analyst Day, you never say never. But it’s pretty clear that we’re de-emphasizing M&A from a new market perspective and anything that’s poorly priced. I did say — and obviously, we’ve been talking to these people for a number of years and knew this was a possibility, but we’re not — we’ve seen a number of deals happen that I didn’t like — we didn’t like the pricing on.

But this is a deal that’s got high operating leverage, a fair price. We’re indicating that we expect — you can’t ever control the approval timeframe, although our track record is pretty good on approval. But we’re expecting it to close in the first quarter and I’d expect us to do conversions very quickly on this one, given that it’s a Jack Henry bank, it’s an in-market deal and we’re kind of set up to do it. So this is a high cost save, a lot of synergies in a market that we like.

I’d remind people Florida MSA markets have an average unemployment rate of about 3.8%, well below the U.S. average. Miami is one of the fastest-growing MSAs in the U.S., with an expected population growth in the next 5 years of around just under 7%.

You’ve got a lot of consolidation in Miami, which we like, and if you look at Miami, 8 of the top 10 banks are big banks, as Fernando said, control a large percentage of the deposit share. And then you’ve got about 6 community banks over $1 billion in the Miami market and we see consolidation with those 6, so I’m pretty happy with this transaction.

But in general, going forward, we do like the in-market transactions and transactions that we can get good pricing. There are just not very many of them. So while something could happen, just trying to think the combination of in-market versus price, I’d expect to see the activity pretty limited for us.

Michael Rose: Okay. That’s helpful. And then maybe —

David Byrd: The —

Michael Rose: Go ahead, sorry.

Daryl Byrd: I’m sorry. Go ahead, Mike, I’m sorry.

Michael Rose: I was just going to say following up on your comments on the strength of the Florida markets, and Miami markets in general, how should we think about loan growth as we move forward? Clearly, Florida is a much bigger piece of the pie now than it was a few years ago. You guys have derisked in certain areas, which is coming to an end. Should we think about a core run rate for you guys all-in, kind of in a high single-digit range like you guided to in the fourth quarter?

Anthony Restel: The interesting thing about the Sabadell transaction and frankly, the Gibraltar, is one thing we like is they’re low-risk franchises. And typically, as we’ve done transactions, we’ve always had a little bit of a J-curve. The portfolio kind of runs down as we think about our credit culture and then it begins to build back up. In both of these situations, they’re pretty low risk, so I don’t —

The Sabadell portfolio has held pretty steady; it hasn’t grown a lot, but that’s not unexpected, given kind of the integration process, but now their pipelines are beginning to build. So I think moving forward, we’ll do pretty well. The same thing with Gibraltar, again a pretty low-risk portfolio, so you don’t have to do tear anything down before you can rebuild it. So I think we’ll do pretty well.

Michael, do you have any comments?

Michael Brown: Sure. To your original question, I think a high single-digit number is a good number for us to strive for. And in terms of the franchises, the geographic and economic diversification. So what we’ve found obviously is that as certain markets slow, we’ve been able to capture growth in others.

We’re starting to see a rebound in the energy business, albeit selectively. So that is no longer a drag to us; that’s additive to the growth in the Company. We’re starting to lend into the (inaudible) consumer business in Acadiana, so that’s no longer a drag (inaudible) the portfolio is basically fading away, so again, less of a drag.

And we’re seeing good growth in certain markets. Atlanta has been an extraordinarily strong market for us. We have very high hopes for the Florida franchise, the broader franchise, as Daryl mentioned, particularly the Southeast Florida market with our Miami concentration. This is a good market to be in.

And finally, we have growth in North and South Carolina, which is our de novo expansion. That is a low-cost approach to getting into what we feel is a very attractive market. So we’re bullish about the ability to continue to grow the franchise organically. High single-digit seems attainable.

Michael Rose: That’s really helpful. And then if you could just go back to the $10 million in incremental expenses; I missed that at the beginning, I’m sorry. Can you just kind of summarize again where you expect that to come from and the timing of that? Thanks.

Anthony Restel: Yes, Michael, so if you look at the Sabadell cost for the second quarter, we had $15.5 million worth of expense tied to that transaction. That’s 2 months, so if you basically divide that by 2, you’re going to get about $7.8 million. So that’s the bulk of the incremental increase there.

Obviously, we’ve been selectively making some strategic additions to the Company relative to some other people like our expansion in Greenville and other places. And so we do have some expectation for a little bit of continued movement there, but that’s really the bulk of it.

Michael Rose: Great. Thanks for taking my questions.

Anthony Restel: Real quick, going back to Catherine’s question before we move on — Catherine, you had asked about year-to-date numbers on the swap income. So for 2016 through 9-30, we had $7.5 million worth of income; 2017 year-to-date through 9-30, we’re at $3.2 million.

Operator: Casey Haire of Jefferies.

Casey Haire: I wanted to circle back on the loan growth and specifically for the muted business activity in the wake of the storms. So the pipelines are up slightly and yet the loan growth guidance is down a little bit. Is that attributed to the weaker business activity? And if so, when would you — if the pipelines hold these levels, when would you feel like the loan growth could possibly accelerate to that low double-digits that you guys had last quarter?

Daryl Byrd: Michael?

Michael Brown: Yes, sure. Our business is a commercially oriented franchise, so it’s not as granular as a true mass market consumer, so it kind of is lumpy, and I think it’s hard to do a quarter-by-quarter analysis. We’re looking at a higher pipeline. As you noted, it’s up about 15% to 20% quarter-over-quarter. It certainly bodes well for the growth in the fourth quarter of this year.

As I noted, we’ve got a number of different things that are positive or additive. We have 5% net growth annualized during the third quarter. Hence, that’s what gets us to the high single-digits for the fourth quarter and in into 2018. I think for us to be back to sort of a higher growth, we need some increased economic activity.

And frankly, competition, the competitive environment right now is extremely aggressive for either high-quality CRE or C&I generally. There’s no quality differentiation relative to that particular part of our business and that’s weighing on us individually, but also the industry as a whole.

Casey Haire: Okay, great. And just switching to the margin outlook, the deposit beta has kind of picked up a little bit here. I know some of that could be Sabadell-related, but your fourth quarter NIM guide, what sort of deposit beta does that contemplate, and does that factor in the December hike?

Anthony Restel: So look, the December hike is late in December, so you really shouldn’t see much movement in the margin from a December move if it were to happen. The expectation of what’s driving the margin down is really having the full impact of Sabadell United put on the — represented in a full quarter. So really what we’re seeing is deposit costs kind of grinding a little bit higher. Certainly, if you think about CDs which are more tied to the curve, as those come up for renewal, we are getting a little bit of drift.

So what you see with that expectation of [3-55] to [3-60] again is just a full quarter of Sabadell in the financial statement. You’ve get deposit cost just grinding a little bit higher. I wouldn’t say it’s going to be outsized from a movement of the deposit beta, but it will be slightly higher. And then we do have some level of short-term borrowings, which could be repricing if the curve moves up. So all of that is embedded in the number, but it does not include an impact of fed move.

Casey Haire: Okay, great. And just last one for me — regarding the EPS accretion on Gibraltar, what are you guys using for consensus for 2019 and 2020?

Daryl Byrd: Anthony?

Anthony Restel: Yes, I believe we use the — and I’ll ask Fernando maybe to confirm this. I believe we use the Street expectations for that number.

Fernando Perez-Hickman: Yes.

Casey Haire: Okay, right. But is that — so I’m seeing [6.26%] for 2019 and for 2020. Do you have a — I don’t see a published number.

Anthony Restel: Yes, I’m not sure specifically what numbers we’ve got out for 2019 and 2020 relative to the Street.

Casey Haire: Okay.

Anthony Restel: I think we looked at it more off of the base. I believe the market had a 580-ish kind of number for 2018. I think that’s the starting point at which we started building our model from.

Casey Haire: Great, thank you.

Operator: Emlen Harmon of JMP Securities.

Emlen Harmon: Just going back to the fourth quarter guide overall, are there any kind of environmental or performance factors that would push you to the higher or lower end of that guide overall? Obviously, each of those line items are probably some specific or unique drivers, so maybe not all are necessarily moved to the high or the low end at one time, but just kind of curious, what could push it a little higher or lower than the midpoint?

Anthony Restel: Look, you’ve got obviously some incentive payment income that’s driven off of mortgage production and other things. So dependent on if your non-interest income is higher or lower, it can drive some movement within the expense base. Healthcare accruals always seem to be a little bit of a wildcard at the end of the year in terms of what healthcare is doing. So there’s a few things.

Look, I think we’ll land somewhere probably more towards the middle side of that. Hopefully, we can work towards the downside of that expense base. But look, Emlen, it’s just — remember, we’re a couple months into the Sabadell deal. So we’re trying to be honest with everybody here to make sure there’s no misses or unrealistic expectations relative to the expense side.

Emlen Harmon: Okay, I got you. So I was just asking about EPS overall.

Anthony Restel: EPS relative to IBERIABANK for the fourth quarter?

Emlen Harmon: Well, you gave us — before you gave us a number of line item drivers, right, in terms of guidance, the NIM expectation, fee expectation, expenses, etc. I’m just curious if [thematically], there’s anything you’re thinking about that would — so we can back into the earnings implication from that; and just thinking [thematically], is there anything that would push you to the higher or lower end of the midpoint?

Anthony Restel: No, I haven’t gone through (inaudible) —

Emlen Harmon: So mid — yes, midpoint then would kind of be your best guess in terms of what the fourth quarter earnings look like if I kind of take the midpoint of each of those line items?

Anthony Restel: I think that’s a fair assumption.

Emlen Harmon: And then we did see an increase in the purchase accounting effects running through the NIM this quarter. Does that stay at a steady rate over the next year? Do we see a little bit of a pickup as you get a full quarter of Sabadell this quarter, or just how should we be thinking about that going forward?

Anthony Restel: Yes, so I think a couple things. The impact relative to the cash and the GAAP margin, we’re going to see, continue to see, a pretty decent gap between those two numbers. I will remind everybody that the purchase accounting adjustments are still open. Obviously, we took our best estimate of where we thought those would be.

We could see a little bit of movement, which could create some up or down next quarter to that, but again, you should continue to expect to see — and we will see for some period of time — a pretty decent gap between the non-core and the GAAP margins.

Emlen Harmon: Great, all right. Thanks for taking the questions.

Operator: Jennifer Demba of SunTrust.

Jennifer Demba: Can you give us an update on how things are going in the Carolinas for you?

Daryl Byrd: Yes. Michael?

Michael Brown: Yes, happy to. So at this particular point in time, we are in South Carolina in Greenville. We have put in place a relatively small commercial team; that was always the intent. That team is actively marketing and we’re starting to see a build in both book loans as well in relationships as well as the pipeline. We have one office at this particular point in time. It’s temporary; we’re going to have a permanent facility shortly. That will be for the moment as much of an infrastructure investment we will make.

We’ve also announced a move into North Carolina, Greensboro, so we have Greenville and Greensboro. And we’ve hired a market leader for Greensboro and plan to do a similar build-out there in terms of adding a commercial team with some limited infrastructure to support and allow building the revenue base before we obviously start spending again. Very positive about what we’ve seen and how we’ve been received. Got great leadership in terms of the combination, but also in each of those individual markets.

Jennifer Demba: Michael, are you seeing a lot of hiring opportunities with all the merger disruption in those two states?

Michael Brown: Yes, and I think that what’s appealing or promising is one, the quality of the people that we have gained access to who have come out of what I would define as a disruption, but also, the willingness of clients to meet with them. So again, I remain very, very positive about that opportunity. I think it’s a good market for us in combination and I think that we can manage it in a very reasonable way to generate an attractive return for the Company.

Jennifer Demba: Thank you.

Operator: (Operator Instructions). Matt Olney of Stephens.

Matt Olney: I want to go back to the mortgage discussion. It looks like there was a drop in this quarter on the mortgage income. Just trying to understand what drove that decrease? It looks like the volume was fine. Was there a hedging loss or anything else that drove that in the quarter?

Daryl Byrd: Matt, if could say, it’s a pull-forward of the pipeline and so the pipeline was down at the end of the quarter. That has come back some since then, but mortgage, as we mentioned earlier, is both seasonally in decline. You’ve got some cyclical impact and we’re — and Anthony talked about that. Then you probably have a little hurricane impact both in the Texas markets and the South Florida markets.

Matt Olney: Okay. So it looks like it was the pull-forward of the pipeline. Do you have the dollar amount of that impact of the pull-forward?

Daryl Byrd: Anthony, have you got the —

Anthony Restel: I don’t have that, Matt. The pipeline decreased about $60 million, so typically, we’re getting the margin round about 3%. I don’t have that right in front of me, but that’s a pretty good estimate of where it’s been hovering.

Matt Olney: So rolling toward fourth quarter, would you expect anything different than that 3%?

Anthony Restel: No, not really.

Matt Olney: Okay. Thank you.

Operator: Christopher Marinac of FIG Partners.

Christopher Marinac: Daryl, we’ve been hearing a lot lately about banks and digital banking. And I’m curious, as you have rationalized branches, what does the digital piece mean to you, both for commercial and consumer customers?

Daryl Byrd: Yes, Chris, we’re doing a fair amount of work there. We’re not able to spend the kind of money that some of the large banks spend. But we’ve got a couple of technology projects that are going on right now, particularly relative to our internal operating efficiency that we’re very excited about. So digital is important; that’s probably more millennial-based than it is our commercial clients, but we want to be pretty good, but not leading edge.

Michael Rose: Hey, Daryl, it’s Michael. Just to add a couple of points on the commercial side in terms of the — one of principal reasons we’re able to eliminate branches for our commercial clients is our treasury management business. And I’d suggest that that’s been a success story for us. We’ve seen a significant improvement in the absolute level of income that’s come from treasury management as we have enhanced our product set and improved performance for that particular business, including sales activity.

The cross-sell ratio is up significantly as well. We have more clients using that product set and that basically detaches them from the branch network. So the more TM we can cross-sell into our client relationships, the less we need to depend on branches.

Christopher Marinac: That’s great, guys. I appreciate it very much. Thank you for the color.

Operator: Ebrahim Poonawala of Bank of America-Merrill Lynch.

Ebrahim Poonawala: A quick follow-up just in terms of — obviously, the stock is down 9%. I realize you announced a deal. Do you have any capital flexibility if you wanted to go out and buy back shares if they remain weak over the next few weeks or not?

Anthony Restel: Ebrahim, we have a buyback program that’s in place and it’s been authorized by the board, so there is capacity under that plan. And obviously, you can see our capital ratios for what they are. So there is an ability, if we so choose, that that’s flexibility that we do have.

Ebrahim Poonawala: And how much is that capacity, Anthony?

Anthony Restel: Oh, it’s in the — somewhere, I believe it’s in the —

Daryl Byrd: It should be at the back of the release.

Anthony Restel: Yes, I think it’s at the back of the release. I know you have it somewhere. I’m just trying to think of where we put it.

Ebrahim Poonawala: All right. And so I understand you have the capacity. Do you have the desire to buy back stock here or, Daryl, I’m not sure.

Daryl Byrd: Ebrahim, that’s a capital management decision; that’s a combination of the management team and the board’s decision. And we always look at our options there and try to figure out what’s the right answer going forward and at what price.

Ebrahim Poonawala: Right. I’m assuming you’re finding this price attractive, but I understand. Thank you.

Anthony Restel: Yes.

Daryl Byrd: So those number, by the way, are on Page 10 of the press release yesterday.

Ebrahim Poonawala: Got it.

Anthony Restel: Yes, we’ve got about — just to make it easy, we’ve got 747,000 shares remaining under that plan that we could buy.

Ebrahim Poonawala: 747, got it. Thank you.

Operator: (Operator Instructions). And in showing no additional questions, we will conclude the question-and-answer session. I’d like to hand the conference back over to Daryl Byrd for his closing comments.

Daryl Byrd: Denise, thanks. I want to thank all of our associates for their dedicated work over the last 7 or 8 months, ensuring the Sabadell United Bank closing, conversion and integration went smoothly. Associates on both sides demonstrated tremendous teamwork and we executed at a high level of professionalism and efficiency.

Also, I want to welcome our potential new associates and clients from Gibraltar and I look forward to working with you over the coming months. I hope everybody has a great day. Thanks.

Operator: Ladies and gentlemen, the conference has now concluded. Thank you for attending today’s presentation. At this time, you may disconnect your lines.